UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No.     )(1)

MRU Holdings, Inc.

(Name of Issuer)

Common Stock ($0.001 par value)

(Title of Class of Securities)

55348A102

(CUSIP Number)

Timothy L. Porter

Nomura Credit & Capital, Inc.

2 World Financial Center, Building B

New York, New York 10281

(212) 667-9318

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 4, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(1)  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 55348A102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Nomura Credit & Capital, Inc. 13-4012258

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 6,545,004 shares.

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 6,545,004 shares.

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,545,004 shares.

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 32.5%

14.	Type of Reporting Person (See Instructions) CO

Item 1.	Security and Issuer

This Statement on Schedule 13D (this “Statement”) relates to a warrant to purchase 6,545,004 shares of common stock, par value $0.001 per share (the “Common Stock”) of MRU Holdings, Inc., a Delaware corporation (the “Issuer”). The principal executive office of the Issuer is located at 600 Lexington Avenue, New York, New York 10022.

Item 2.	Identity and Background

Nomura Credit & Capital, Inc. (“NCCI”), a subsidiary of Nomura Holdings, Inc., is a Delaware corporation and its principal business is financing and aggregation of assets leading to the securitization of such assets.  NCCI’s principal office and principal place of business is located at 2 World Financial Center, Building B, New York, New York 10281.  During the last five years, NCCI (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and (ii) has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction whereby, as a result of such proceeding, NCCI was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

On February 4, 2005, in connection with the execution of a Credit Agreement by and among MRU Lending Inc. (“MRU Lending”), an indirect wholly-owned subsidiary of the Issuer, NCCI, as Agent, and the institutions from time to time party thereto as lenders (the “Credit Agreement”), the Issuer issued to NCCI two warrants.  Warrant No. 1 provides for the purchase of 6,545,004 shares of the Common Stock of  the Issuer at an exercise price of $3.50 per share and is exercisable from the date of issuance, or February 4, 2005.  Warrant No. 2 provides for the purchase of 1,454,445 shares of the Common Stock of the Issuer at an exercise price of $3.50 per share and is exercisable on the earlier of February 4, 2007 and an Acceleration Event as defined in Warrant No. 2.  The warrants terminate on the earlier of February 4, 2015 and thirty days after the failure by NCCI and the lenders to make any advances that NCCI and the lenders are required to make under the Credit Agreement.  The warrants contain customary weighted average dilution protection for issuances of securities below the $3.50 exercise price and customary adjustment provisions.  The description of the warrants set forth herein is qualified in its entirety by reference to the actual terms of the warrants, which are attached to the Issuer’s Current Report on Form 8-K, dated February 10, 2005.  The warrants were issued to NCCI by the Issuer in partial consideration for NCCI’s commitments under the Credit Agreement.

Because NCCI does not have the right, pursuant to Warrant No. 2, to purchase Common Stock of the Issuer within sixty days of the filing of this Statement, NCCI is not currently a “beneficial owner” of the shares of Common Stock purchasable pursuant to Warrant No. 2, and those shares are not being reported herein.

Item 4.	Purpose of Transaction
The sole purpose of the acquisition of Warrant No. 1 reported herein was investment. NCCI has no plans or proposals that relate to or would result in any of the items set forth in Item 4 (a)-(j).

Item 5.	Interest in Securities of the Issuer

(a)  Warrant No. 1 gives NCCI the right to purchase 6,545,004 shares of the Common Stock of the Issuer. On a fully diluted basis this number of shares equals 22.5% of the Issuer’s outstanding Common Stock. Using the calculation methodology required by Rule 13d-3(d)(1)(i), this number of shares equals 32.5% of the Issuer’s outstanding Common Stock.

(b)  Assuming exercise by NCCI of Warrant No. 1, the number of shares as to which there would be sole power to vote or direct the vote and sole power to dispose of or direct the disposition of:  6,545,004 shares.

(c) None.

(d) Not Applicable.
(e) Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

See the descriptions of the warrants set forth in Item 3, which descriptions do not purport to be complete and are qualified in their entirety by reference to the complete terms and conditions of such warrants, which are listed as Exhibits 99.1 and 99.2 to this Statement.  On February 4, 2005, NCCI, in connection with the execution of the Credit Agreement and the issuance of the warrants, agreed that, prior to March 1, 2006, it would not transfer, sell or otherwise dispose of any equity security of the Issuer.  A copy of such agreement is attached as Exhibit 99.3 to this Statement.

Item 7.	Material to Be Filed as Exhibits

Exhibit Number	Description

99.1

Warrant No. 1 dated February 4, 2005 to purchase shares of common stock of the Issuer issued to NCCI (incorporation herein by reference to Exhibit 4.2 to the Issuer’s Current Report on Form 8-K dated February 10, 2005)

99.2

Warrant No. 2 dated February 4, 2005 to purchase shares of common stock of the Issuer issued to NCCI (incorporation herein by reference to Exhibit 4.3 to the Issuer’s Current Report on Form 8-K dated February 10, 2005)

99.3	Lock-Up Agreement dated February 4, 2005

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NOMURA CREDIT & CAPITAL, INC.

February 14, 2005
Date
/s/ Timothy L. Porter
Signature
Timothy L. Porter/Director
Name/Title